UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 4, 2024

ATHENA TECHNOLOGY ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41144	87-2447308
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

442 5th Avenue

New York, NY 10018

(Address of registrant’s principal executive offices, including zip code)

(970) 925-1572

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	ATEK.U	NYSE American
Class A Common Stock, par value $0.0001 per share	ATEK	NYSE American
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	ATEK WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 4, 2024, Athena Technology Acquisition Corp. II, a Delaware corporation (“Athena”), Athena Technology Sponsor II, LLC, a Delaware limited liability company (“Sponsor”), Ace Green Recycling, Inc., a Delaware corporation (the “Company”) and Project Atlas Merger Sub Inc., a Delaware corporation (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions precedent in the Business Combination Agreement, the following transactions will occur: (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Athena and the security holders of the Company becoming security holders of Athena and (b) the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents referred to therein (together with the Merger, the “Transactions”).

Unless otherwise indicated, capitalized terms used but not defined in this Current Report on Form 8-K (this “Report”) have the respective meanings given to them in the Business Combination Agreement. References herein to “Athena” shall refer to Athena Technology Acquisition Corp. II for all periods prior to completion of the Merger and to Athena, as the surviving company, for all periods after completion of the Merger.

At the effective time of the Merger, each outstanding share of common stock of the Company (other than any Excluded Shares and Dissenting Shares) shall be converted into the right to receive (i) a number of shares of Athena common stock equal to the Exchange Ratio and (ii) a pro rata portion of any Earnout Shares that Athena is obligated to issue pursuant to the terms of the Business Combination Agreement.

The Business Combination Agreement, subject to the terms and conditions set forth therein, provides that Athena will issue an aggregate of up to an aggregate 10,500,000 shares of its common stock (the “Earnout Shares”) to the Company’s shareholders and up to an aggregate of 1,500,000 shares of its common stock to Sponsor based on the trading prices of Athena’s common stock during the five-year period following the closing of the Merger (the “Closing”).

Representations and Warranties

Under the Business Combination Agreement, Athena and Merger Sub made customary representations and warranties to the Company relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals required in connection with the Transactions, non-contravention, capitalization, Securities and Exchange Commission (the “SEC”) filings, financial statements, internal controls, absence of certain changes, compliance with laws, orders and permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with affiliates, that Athena is not an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), finders’ and brokers’ fees, sanctions and certain business practices, insurance, the Trust Account, and acknowledgement of no further representations and warranties of the Company.

Under the Business Combination Agreement, the Company made customary representations and warranties (relating to itself and, in certain cases, its subsidiaries) to Athena relating to, among other things, organization and standing, due authorization and binding agreement, capitalization, its subsidiaries, governmental approvals required in connection with the Transactions, non-contravention, financial statements, absence of certain changes, compliance with laws, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with affiliates, insurance, material customers and suppliers, data protection and cybersecurity, sanctions and certain business practices, not being an “investment company” as defined in the Investment Company Act, and finders’ and brokers’ fees.

Covenants

The Business Combination Agreement includes customary covenants of the parties including, among other things, (i) the conduct of their respective business operations prior to the consummation of the Transactions, (ii) using commercially reasonable efforts to obtain relevant approvals and comply with all applicable listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”) in connection with the Transactions and (iii) using commercially reasonable efforts to consummate the Transactions and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transactions. The Business Combination Agreement also contains additional covenants of the parties, including covenants providing for Athena and the Company to use commercially reasonable efforts to (i) obtain executed subscription agreements from third party investors pursuant to which they will make or commit to make private equity investments in the Company and/or enter into non-redemption, backstop or other alternative financing arrangements with potential investors (the “PIPE Investment”) on mutually agreeable terms and (ii) file, and to cooperate with each other to prepare the registration statement of Athena required to be filed in connection with the Transactions (the “Registration Statement”), which will contain a proxy statement of Athena.

Conditions to Closing

The respective obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction, or written waiver (where permissible), by the Company and Athena, of the following conditions:

●	Athena’s shareholders having approved and adopted the Business Combination Agreement, the Merger and the other Transactions, as well as certain related matters;

●	the Company obtaining any required approvals of its shareholders in connection with the Business Combination Agreement;

●	the absence of any law or governmental order or other action that would prohibit the Transactions;

●	Athena’s initial listing application with Nasdaq in connection with the Transactions having been conditionally approved and, immediately following the effective time of the Merger, Athena shall satisfy any applicable initial listing requirements of Nasdaq, and Athena shall not have received any notice of non-compliance therewith, and Athena’s common stock and the SPAC Warrants shall have been approved for listing on Nasdaq;

●	the Registration Statement (and any amendments and supplements) having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC and not withdrawn;

●	all applicable waiting periods under the HSR Act with respect to the Transactions having expired or been terminated and all government consents necessary to consummate the Transactions having been obtained; and

●	the aggregate amount of the PIPE Investment and cash remaining in the Trust Account following redemptions of shares of Athena’s common stock in connection with the Merger being at least $7,500,000.

Conditions to the Obligations of the Company

The obligations of the Company to consummate the Transactions are subject to the satisfaction, or written waiver (by the Company, where permissible), of the following conditions:

●	the representations and warranties of Athena and Merger Sub being true and correct as determined in accordance with the Business Combination Agreement;

●	Athena and Merger Sub having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

●	Athena having delivered to the Company a certificate dated as of the Closing Date, signed by an officer of Athena, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

●	no Material Adverse Effect having occurred with respect to Athena that is continuing and uncured;

●	Athena having made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to Athena on the Closing Date, and all such funds released from the Trust Account be available to the surviving company;

●	Athena having provided the public holders of Athena shares of common stock with the opportunity to make redemption elections with respect to their Athena shares of common stock pursuant to their Redemption Rights;

●	the Ancillary Documents required to be executed by Athena and Merger Sub according to the Business Combination Agreement at or prior to the Closing Date having been executed and delivered to the Company;

●	Athena’s Certificate of Incorporation having been amended and restated in its entirety in substantially the form attached as an exhibit to the Business Combination Agreement and become effective;

●	Athena’s legacy and Transaction expenses having not exceeded the cap set forth in the Business Combination Agreement or to the extent the cap is exceeded, Sponsor having borne or repaid any amount in excess of the cap;

●	Athena having received a written waiver of any deferred IPO fees owed to Citigroup Global Markets Inc.; and

●	Athena having entered into binding written agreements with the holders of any working capital loans (to the extent not included within the Athena Expense Cap) to convert the unpaid amounts to equity immediately prior to Closing, such that the equity dilution will be borne by either Sponsor or Athena’s shareholders, but not the Company shareholders.

Conditions to the Obligations of Athena and Merger Sub

The obligations of Athena and Merger Sub to consummate the Transactions are subject to the satisfaction, or written waiver (by Athena where permissible), of the following conditions:

●	the representations and warranties of the Company being true and correct as determined in accordance with the Business Combination Agreement;

●	the Company having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

●	the Company having delivered to Athena a certificate dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

●	no Material Adverse Effect shall have occurred with respect to the Company that is continuing and uncured;

●	the Ancillary Documents required to be executed by the Company according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to Athena; and

●	the Company’s Transaction expenses having not exceeded the cap set forth in the Business Combination Agreement, or to the extent the cap is exceeded, the Company’s shareholders having borne or repaid any amount in excess of the cap.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of any party, as follows:

●	by mutual written consent of Athena and the Company;

●	by either Athena or the Company if any of the closing conditions set forth in the Business Combination Agreement have not been satisfied or waived by December 3, 2025 (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated under such provision by a party if the breach or violation by such party or its Affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of a closing condition on or prior to the Outside Date;

●	by either Athena or the Company if any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered a law or order that is then in effect and that has the effect of making the Transactions illegal or otherwise prohibiting, restraining or imposing any condition on the consummation of the Transactions; provided, however, that no party has the right to so terminate the Business Combination if the failure by such party or its affiliates to comply with any provision of the Business Combination Agreement was the principal cause of such law or order;

●	by the Company upon a breach by Athena or Merger Sub of any of its representations, warranties, covenants or agreements set forth in the Business Combination Agreement, or if any representation or warranty of Athena or Merger Sub becomes untrue or inaccurate, in each case that would result in a failure of the related closing conditions to be satisfied, subject to customary exceptions and cure rights;

●	by Athena upon a breach by the Company of any of its representations, warranties, covenants or agreements set forth in the Business Combination Agreement, or if any representation or warranty of the Company becomes untrue or inaccurate, in any case such that the related closing conditions would not be satisfied, subject to customary exceptions and cure rights;

●	by the Company if the Athena common stock, warrants, and units offered in its IPO are no longer listed on NYSE American or another national securities exchange for a consecutive period of more than 12 months;

●	by Athena if the required Company shareholder approvals have not been obtained by the Company Shareholder Approval Deadline; or

●	by either Athena or the Company if the special meeting of Athena’s shareholders to vote on the Business Combination Agreement and related matters is held and has concluded, Athena shareholders have duly voted, and the Required Shareholder Approval is not obtained.

If the Company or Athena breaches the Business Combination Agreement by purporting to terminate it other than as authorized thereunder, then within two Business Days of such termination, Athena shall pay to the Company $5,000, if Athena is the terminating party, or the Company shall pay to Athena $150,000, if the Company is the terminating Party.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the entire text of the Business Combination Agreement, which is filed as Exhibit 2.1 hereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure schedules prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Athena, Merger Sub or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that Athena makes publicly available in reports, statements and other documents filed with the SEC.

Voting and Support Agreements

In connection with the execution of the Business Combination Agreement, Sponsor entered into a Voting and Support Agreement (the “Sponsor Support Agreement”) with Athena and the Company, pursuant to which Sponsor has agreed to, among other things, (a) vote at any meeting of Athena shareholders to be called for approval of the Business Combination Agreement, the Merger, and the other Transactions all shares of SPAC Class A Common Stock (together with any warrants to acquire SPAC Class A Common Stock, the “Sponsor Securities”) beneficially owned or thereafter acquired in favor of the Business Combination Agreement, the Merger, and the other Transactions, (b) be bound by certain other covenants and agreements related to the Transactions and (c) be bound by certain transfer restrictions with respect to the Sponsor Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

In connection with the execution of the Business Combination Agreement, certain Company Shareholders entered into a Voting and Support Agreement (the “Company Support Agreement”) with Athena and the Company, pursuant to which each such Company Shareholder has agreed to, among other things, (a) vote at any meeting of the Company’s shareholders to be called for approval of, among other things, the Business Combination Agreement and the Transactions all of such Company Shareholder’s shares of Company common stock (the “Company Securities”) beneficially owned or thereafter acquired in favor of the Transactions, (b) be bound by certain other covenants and agreements related to the Transactions and (c) be bound by certain transfer restrictions with respect to the Company Securities, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement.

The foregoing summaries of the Sponsor Support Agreement and the Company Support Agreement are qualified in their entirety by reference to the full text of the Sponsor Support Agreement and Company Support Agreement, which are filed as Exhibits 10.1 and 10.2 hereto, respectively.

Lock-Up Agreements

In connection with the Closing, certain Company Shareholders will each enter into an agreement (the “Company Shareholder Lock-Up Agreement”) providing that each such Company Shareholder will not, subject to certain exceptions, transfer its shares of Athena common stock during the period commencing on the Closing Date and ending 180 days thereafter.

In connection with the Closing, Sponsor will enter into an agreement (the “Sponsor Lock-Up Agreement”) providing that Sponsor will not, subject to certain exceptions, transfer its shares of Athena common stock during the period commencing on the Closing Date and ending 180 days thereafter.

The foregoing summaries of the Company Shareholder Lock-Up Agreement and the Sponsor Lock-Up Agreement are qualified in their entirety by reference to the full text of the form of Sponsor Lock-Up Agreement and the form of Company Shareholder Lock-Up Agreement, which are filed as Exhibits 10.2 and 10.3 hereto, respectively.

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, certain Company equityholders, Sponsor and Athena will enter into a Registration Rights Agreement (the “New Registration Rights Agreement”), pursuant to which Athena will agree to register for resale certain shares of Athena’s common stock and other equity securities of Athena that are held by the parties thereto. Pursuant to the New Registration Rights Agreement, Athena will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) within 30 days after the Closing Date. Athena will also agree to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement will also provide that Athena will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

The foregoing summary of the New Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of New Registration Rights Agreement, which is filed as Exhibit 10.5 hereto.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 is the press release jointly issued by Athena and the Company announcing their entry into the Business Combination Agreement.

The information in this Item 7.01, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the anticipation that the Transactions will occur and Athena’s securities will be listed on Nasdaq, the ability of the parties to successfully consummate the Transactions and any other statements that are not historical facts.

These statements are based on the current expectations of Athena’s and/or the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Athena and the Company. These statements are subject to a number of risks and uncertainties regarding the Company’s business and the Transactions, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Transactions or the intended financing; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Athena’s shareholders in connection with the Transactions; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions; the risk that the approval of Athena’s shareholders for the potential transaction is not obtained; the anticipated capitalization and enterprise value of Athena following the consummation of the Transactions; the ability of Athena to issue equity, equity-linked or other securities in the future; expectations related to the terms and timing of the Transactions; failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions; the risk that the Transactions may not be completed by Athena’s business combination deadline and the potential failure to obtain an extension of its business combination deadline in Athena’s upcoming Annual Meeting of Stockholders; the risks related to the rollout of the Company’s business and the timing of expected business milestones; the ability of the Company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Athena to obtain or maintain the listing of its securities on the Nasdaq following the Transactions; costs related to the Transactions; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in Athena’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on September 27, 2024. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide Athena’s expectations, plans or forecasts of future events and views as of the date of this Report. And while Athena may elect to update these forward-looking statements in the future, Athena specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Athena’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the Transactions, Athena and the Company are expected to prepare the Registration Statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by Athena, which will include preliminary and definitive proxy statements to be distributed to Athena’s shareholders in connection with Athena’s solicitation for proxies for the vote by Athena’s shareholders in connection with the Transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of the Transactions. After the Registration Statement has been filed and declared effective, Athena will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Transactions. Athena’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Athena’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Transactions, because these documents will contain important information about Athena, the Company, and the Transactions. This Report is not a substitute for the Registration Statement, the definitive proxy statement/prospectus, or any other document that Athena will send to its shareholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of Athena will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Athena Technology Acquisition Corp. II, 445 5th Avenue New York, New York 10018.

Participants in the Solicitation

Athena, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Athena’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding Athena’s directors and executive officers in Athena’s filings with the SEC, including Athena’s Annual Report on Form 10-K, and amendments thereto, and Quarterly Report on Form 10-Q, in each case, as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Athena’s shareholders in connection with the Transactions, including a description of their direct and indirect interests, which may, in some cases, be different than those of Athena’s shareholders generally, will be set forth in the Registration Statement.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
2.1†	Business Combination Agreement, dated as of December 4, 2024, by and among Athena Technology Acquisition Corp. II, Athena Technology Sponsor II, LLC, Ace Green Recycling, Inc. and Project Atlas Merger Sub Inc.
10.1	Sponsor Support Agreement, dated as of December 4, 2024, by and among Athena Technology Sponsor II, LLC, Athena Technology Acquisition Corp. II, and Ace Green Recycling, Inc.
10.2	Company Support Agreement, dated as of December 4, 2024, by and among Athena Technology Sponsor II, LLC, Athena Technology Acquisition Corp. II, and Ace Green Recycling, Inc and certain shareholders party thereto.
10.3	Form of Company Shareholder Lock-Up Agreement.
10.4	Form of Sponsor Lock-Up Agreement.
10.5	Form of New Registration Rights Agreement.
99.1	Joint Press Release, dated December 4, 2024.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 5, 2024

ATHENA TECHNOLOGY ACQUISITION CORP. II

By:	/s/ Isabelle Freidheim
Name:	Isabelle Freidheim
Title:	Chief Executive Officer